Exhibit 99.1

SMART Technologies Announces Results of 2013 Annual Special Meeting of Shareholders

CALGARY, Alberta — August 9, 2013 — SMART Technologies Inc. (the “Corporation”) (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, is pleased to announce that all of the nominees listed in the Corporation’s information circular dated June 25, 2013 were elected as directors of the Corporation at its annual and special meeting of shareholders held on August 8, 2013 (the “Meeting”). In addition, each of the other items of business considered at the Meeting, namely: (i) fixing the number of directors to be elected at six; (ii) the approval of amendments to the Corporation’s equity incentive plan and approval of all unallocated awards under the Corporation’s equity incentive plan; (iii) the approval of amendments to the by-laws of the Corporation; and (iv) the re-appointment of KPMG LLP, Chartered Accountants as the Corporation’s independent auditors, were all approved at the Meeting.

Detailed results of the vote for the election of directors held at the Meeting are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
David Martin	802,247,433	98.96	8,459,929	1.04
Nancy Knowlton	802,244,233	98.96	8,463,129	1.04
Salim Nathoo	809,491,163	99.85	1,216,200	0.15
Neil Gaydon	805,507,249	99.36	5,200,114	0.64
Michael J. Mueller	806,582,111	99.49	4,125,251	0.51
Robert C. Hagerty	806,632,448	99.50	4,074,914	0.50

Voting results for all matters have been posted on SEDAR.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this release.

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SMART Technologies Announces Results of 2013 Annual Special Meeting of Shareholders

For more information please contact:

Investor contact

Investor Relations

SMART Technologies Inc.

+ 1.877.320.2241

ir@smarttech.com

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+ 1.403.407.5088

MarinaGeronazzo@smarttech.com

© 2013 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies Inc. in the U.S. and other countries.

Please note that SMART is written in all capital letters.

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